

Mail Stop 4631

February 18, 2010

via U.S. mail and facsimile

Darryl R. Halbert, CFO
CompX International Inc.
5430 LBJ Freeway, Suite 1700
Three Lincoln Centre
Dallas, Texas 75240-2697

> **RE: CompX International Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Form 10-K/A No. 1 for the Fiscal Year Ended December 31, 2008**
> **Filed February 3, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,**
> **June 30, 2009, and September 30, 2009**
> **File No. 1-13905**

Dear Mr. Halbert:

 We have completed our review of your Form 10-K and related filings and have no further comments at this time.

 If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Edward M. Kelly, Senior Counsel at (202) 551-3728, or in his absence, Pamela A. Long, Assistant Director, at (202) 551-3765.

 Sincerely,

 Terence O'Brien
 Accounting Branch Chief